SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated September 10, 2019

British Telecommunications plc
 _____________________________________________________________________
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

        ______________________________________

                                                                                                                                                                                                      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

                                                                                               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

Enclosure: British Telecommunications plc

 British Telecommunications public limited company

10 September 2019

Publication of Final Terms

The following Final Terms are available for viewing:

1) Final Terms dated 10 September 2019 in respect of an issue by British Telecommunications public limited company ("BT") of EUR 650,000,000 0.500 per cent. Notes due 12 September 2025 (the "2025 Notes"); and

2) Final Terms dated 10 September 2019 in respect of an issue by BT of EUR 750,000,000 1.125 per cent. Notes due 12 September 2029 (the "2029 Notes").

The Notes are issued under the €20,000,000,000 Euro Medium Term Note Programme established by BT.

The Final Terms in respect of each of the 2025 Notes and the 2029 Notes, respectively, must be read in conjunction with the Prospectus dated 16 July 2019, as supplemented by the Supplement dated 3 September 2019, including all documents incorporated by reference (together, the "Prospectus") which together constitute a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC, as amended or superseded.

Full information on BT, and in respect of each of the 2025 Notes and the 2029 Notes, respectively, is only available on the basis of the combination of the Prospectus and the Final Terms in respect of each of the 2025 Notes and the 2029 Notes, respectively.

To view the Final Terms in respect of each of the 2025 Notes and the 2029 Notes, respectively, please paste the relevant URL below into the address bar of your browser:

2025 Notes:

http://www.rns-pdf.londonstockexchange.com/rns/8848L_1-2019-9-10.pdf

2029 Notes:

http://www.rns-pdf.londonstockexchange.com/rns/8848L_2-2019-9-10.pdf

Copies of each of the Final Terms in respect of the 2025 Notes and the 2029 Notes, respectively, will be submitted to the National Storage Mechanism and will be available shortly for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

BT Investor Relations
Tel: +44 20 7356 4909
Email: ir@bt.com

DISCLAIMER - INTENDED ADDRESSEES

The distribution of the Final Terms and the offering or sale of the Notes in certain jurisdictions may be restricted by law.  Access to the Final Terms in respect of the 2025 Notes and the Final Terms in respect of the 2029 Notes is provided for information and reference purposes only and does not constitute an offer or the solicitation of any offer or sale by BT in any way.

In particular, the Prospectus and/or the Final Terms in respect of the 2025 Notes and/or the Final Terms in respect of the 2029 Notes do not constitute an offer of securities for sale in the United States. The 2025 Notes and the 2029 Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Kathryn Zielinski
Name:	Kathryn Zielinski
Title:	Secretary

Date: September 10, 2019